Exhibit 99.1

Media Release
(ASX CODE: SGM) (NYSE SYMBOL: SMS)	16 September 2008
SIMS JOINT VENTURE ACQUIRES SILVER DOLLAR RECYCLING
Sims Group Limited (Sims) announced today that SA Recycling – a joint venture between Sims and Adams Steel operating in Southern California, Arizona and Nevada – has acquired a 70% interest in Silver Dollar Recycling, Las Vegas, Nevada.
Silver Dollar Recycling operates a shredder and has a leading position in Las Vegas.
The financial terms of the deal, including price, were not disclosed, however the cost is not material to Sims.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims’ financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

About Sims
Sims (www.sims-group.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, pro-forma turnover in fiscal 2008 of over A$10 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).
For further information contact in North America
Dan Dienst
Group Chief Executive
Tel: 212 750 7189
or
Rob Larry
Chief Financial Officer
Tel: 312 644 8205
For further information contact in Australia
Jeremy Sutcliffe
Chairman, Europe and Australia
Executive Director
Tel: +1 510 734 4201
or
Stuart Nelson
Director, Corporate Services
Tel: 02 9956 9100
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